UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of NaaS Technology Inc. (the “Company”) (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Re-Designation and Reclassification of Authorized Share Capital

On May 7, 2025, the board of directors of the Company (the “Board”), in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Current M&AA”), approved the re-designation and reclassification of 2,100,000,000 authorized but unissued shares, par value US$0.01 each, as 2,100,000,000 authorized but unissued Class A ordinary shares, par value US$0.01 each (the “Re-Designation and Reclassification”). The Re-Designation and Reclassification became effective on the same date, and has been filed with the Registrar of the Companies in the Cayman Islands.

Following the Re-Designation and Reclassification, the authorized share capital of the Company became US$100,000,000, and is divided into 10,000,000,000 shares comprising (i) 8,100,000,000 Class A ordinary shares of a par value of US$0.01 each (“Class A Ordinary Shares”), (ii) 300,000,000 Class B ordinary shares of a par value of US$0.01 each (“Class B Ordinary Shares”), (iii) 1,400,000,000 Class C ordinary shares of a par value of US$0.01 each (“Class C Ordinary Shares”), and (iv) 200,000,000 shares as such class or series (however designated) as the Board may determine in accordance with the Current M&AA (the “Undesignated Ordinary Shares”).

Authorization and Issuance of New Class of Shares

On September 4, 2025, in accordance with the Current M&AA, the Board unanimously approved (i) the designation of 16,000,000 authorized but unissued shares into Class D ordinary shares, a new class of shares of the Company, par value US$0.01 each (the “Class D Ordinary Shares”) and (ii) the issuance of 16,000,000 Class D Ordinary Shares to Newlink Envision Limited (“Newlink Envision”) as fully paid (the “Authorization and Issuance of New Class of Shares”). Each Class D Ordinary Share shall entitle the holder thereof to five hundred (500) votes on all matters subject to vote at general meeting of the Company. The holders of Class D Ordinary Shares shall have no right to convert their shares into any other class of share issued by the Company, nor into any American Depositary Share representing Class A ordinary shares of the Company. The Authorization and Issuance of New Class of Shares became effective on the same date and has been filed with the Registrar of the Companies in the Cayman Islands.

Following the Authorization and Issuance of New Class of Shares, the authorized share capital of the Company is US$100,000,000, divided into 10,000,000,000 shares comprising (i) 8,100,000,000 Class A Ordinary Shares, (ii) 300,000,000 Class B Ordinary Shares, (iii) 1,400,000,000 Class C Ordinary Shares, (iv) 16,000,000 Class D Ordinary Shares and (v) 184,000,000 Undesignated Ordinary Shares.

Immediately following the Authorization and Issuance of New Class of Shares, (i) the total issued and outstanding shares of the Company are 7,490,375,795 shares, consisting of 6,166,828,023 Class A Ordinary Shares, 195,969,844 Class B Ordinary Shares, 1,111,577,928 Class C Ordinary Shares and 16,000,000 Class D ordinary shares, and (ii) Newlinks Technology Limited (“Newlink”), a holding company incorporated in the Cayman Islands, and Newlink Envision, a wholly-owned subsidiary of NewLink, collectively owns an aggregate of approximately 19.3% of the Company’s issued and outstanding ordinary shares and approximately 67.1% of the Company’s total voting power. As a result, following the issuance of Class D Ordinary Shares, the Company qualifies as a “controlled company” as defined under the corporate governance rules of the Nasdaq Stock Market LLC (“Nasdaq”). For so long as the Company remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules.

The Company relied on home country practices for the Re-Designation and Reclassification and Authorization and Issuance of New Class of Shares. The foregoing description of the Re-Designation and Reclassification, together with the rights attached to the Class D Ordinary Shares, is qualified in its entirety by reference to the full text of the Notice of Ordinary Resolution issued by the Registrar of the Companies in the Cayman Islands on September 2, 2025 and the Certificate of Designation of Class D Ordinary Shares, copies of which are filed as Exhibit 3.1 and Exhibit 3.2 hereto and incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Notice of Ordinary Resolution issued by the Registrar of the Companies in the Cayman Islands on September 2, 2025
3.2	Certificate of Designation for Class D Ordinary Shares of NaaS Technology Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: September 8, 2025